Exhibit 99.2

SCHEDULE “B”

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL

INFORMATION OF BANK OF MONTREAL FOR THE YEAR ENDED OCTOBER 31, 2010 AND

MARSHALL & ILSLEY CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2010 AND OF

BANK OF MONTREAL AT AND FOR THE SIX MONTHS ENDED APRIL 30, 2011 AND MARSHALL &

ILSLEY CORPORATION AT AND FOR THE SIX MONTHS ENDED MARCH 31, 2011

On December 17, 2010, Bank of Montreal (the “Bank” or “BMO”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Marshall & Ilsley Corporation (“M&I”) to acquire all outstanding shares of common stock of M&I in a stock-for-stock transaction. Under the Merger Agreement, M&I will merge (the “Proposed Merger”) with and into an indirect subsidiary of the Bank (“Merger Sub”), with Merger Sub continuing as the surviving entity.

The following tables present, as at the dates and for the periods indicated, selected unaudited pro forma condensed combined consolidated financial information and explanatory notes, and include the impact of the Proposed Merger on BMO and M&I’s respective historical financial positions and results of operations. The unaudited pro forma condensed combined consolidated balance sheet at April 30, 2011 assumes the Proposed Merger was completed on that date. The unaudited pro forma condensed combined consolidated statements of income for the year ended October 31, 2010 and the six months ended April 30, 2011 give effect to the merger as if it had been completed on November 1, 2009. This unaudited pro forma condensed combined consolidated financial information has been prepared in accordance with Canadian GAAP and includes M&I’s financial information prepared on a Canadian GAAP basis. Regarding the Proposed Merger, BMO is treated as the acquirer and the acquired assets and liabilities are recorded by BMO at their estimated fair values as of the date the merger was assumed to be completed.

The unaudited pro forma condensed combined consolidated financial information has been derived from and should be read in conjunction with BMO’s audited consolidated financial statements for the year ended October 31, 2010, BMO’s unaudited consolidated financial statements as at and for the six months ended April 30, 2011, M&I’s audited consolidated financial statements for the year ended December 31, 2010 and M&I’s unaudited consolidated financial statements as at and for the six months ended March 31, 2011.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not purport to indicate the financial results of the combined entity had the companies actually been combined at the beginning of the period presented. It does not represent the impact of possible business model changes or potential changes to asset valuations due to changes in market conditions. The unaudited pro forma condensed combined consolidated financial information also does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. The unaudited pro forma condensed combined consolidated income statement does not consider any changes to the provision for credit losses resulting from recording loan assets at fair value. As a result, actual results will differ from the unaudited pro forma condensed combined consolidated financial information presented.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Balance Sheet

(unaudited)

April 30, 2011

	BMO as at April 30, 2011 (in $ millions CDN)	M&I as at March 31, 2011 (in $ millions USD)	M&I converted to CAD * (in $ millions CDN)	Reporting Reclassifications and other adjustments (in $ millions CDN)		Pro forma Adjustments (in $ millions CDN)		Pro forma Balance Sheet (in $ millions CDN)

Assets
Cash and cash equivalents	27,751	3,848	3,739	(6)	2	(1,670)	F	29,814
Securities - Trading	73,215	223	217	(200)	1	—		73,232
Securities - Available for Sale	46,276	6,279	6,102	—		—		52,378
Securities - Other	34,133	442	429	6	2	3	A	34,571
Loans and customers liability under acceptances, net of the allowance for credit losses	174,696	33,806	32,853	—		(2,867)	C	204,682
Derivative instruments	44,268	—	—	230	1	—		44,498
Goodwill	1,584	610	593	—		1,500	B	3,677
Intangible assets	848	110	107	—		262	I	1,217
Other assets	10,457	4,296	4,175	—		1,197	H	15,829

	413,228	49,614	48,215	30		(1,575)		459,898

Liabilities

Deposits	253,387	37,403	36,348	6	1	186	D	289,927
Derivative instruments	41,145	—	—	222	1	—		41,367
Securities sold but not yet purchased	23,631	—	—	—		—		23,631
Securities lent or sold under repurchase agreements	43,912	196	190	—		—		44,102
Subordinated debt and other borrowings	5,208	4,967	4,827	(17)	1	(4)	E	10,014
Other liabilities	23,588	826	803	(181)	1	324	H,J,K	24,534
Shareholders’ equity	22,357	6,222	6,047	—		(2,081)	F,G	26,323

	413,228	49,614	48,215	30		(1,575)		459,898

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

*

The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 0.9718. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the six months ended March 31, 2011 has been converted from USD to CDN using an average rate of 0.9990.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Income Statement

(unaudited)

For the year ended October 31, 2010

	BMO Year Ended October 31, 2010	M&I Year Ended December 31, 2010	M&I converted to CAD *	Reporting Reclassifications and other adjustments (in $ millions CDN)		Pro forma Adjustments (in $ millions CDN)		Pro forma Income Statement (in $ millions CDN)
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)
Interest, Dividend and Fee Income
Loans	7,270	1,959	2,010	—		(389)	L	8,891
Securities	2,134	204	209	—		—		2,343
Other	74	5	5	—		—		79

	9,478	2,168	2,224	—		(389)		11,313

Interest Expense
Deposits	2,362	406	417	—		(140)	Q	2,639
Other liabilities	881	205	210	—		—		1,091

	3,243	611	627	—		(140)		3,730
Net Interest Income	6,235	1,557	1,597	—		(249)		7,583
Provision for Credit Losses	1,049	1,759	1,805	—		—	P	2,854

Net Interest Income after Provision for Credit Losses	5,186	(202)	(208)	—		(249)		4,729

Non Interest Revenue

Securities commissions and fees	1,048	—	—	—		—		1,048
Deposit and payment service charges	802	127	130	—		—		932
Trading revenues	504	—	—	7	3	—		511
Securities gains (losses), other than trading	150	100	103	—		—		253
Lending fees	572	—	—	—		—		572
Investment Management, custodial revenues and mutual fund revenues	905	280	287	—		—		1,192
Securitization Revenues	678	—	—	—		—		678
Underwriting and advisory fees	445	—	—	—		—		445
Other	871	368	378	(7)	3	—		1,242

	5,975	875	898	—		—		6,873

Net Interest Income and Non Interest Revenue	11,161	673	690	—		(249)		11,602

Non-Interest Expense
Employee Compensation	4,364	714	733	—		—		5,097
Premises and Equipment	1,343	167	171	—		—		1,514
Travel and Business Development	343	—	—	—		—		343
Amortization of Intangible Assets	203	20	21	—		48	M	272
Professional Fees	372	116	119	—		—		491
Other	965	556	570	—		—		1,535

	7,590	1,573	1,614	—		48		9,252
Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	3,571	(900)	(924)	—		(297)		2,350
Provision for (recovery of) income taxes	687	(385)	(395)	—		(116)	N	176

	2,884	(515)	(529)	—		(181)		2,174
Non-controlling interest in subsidiaries	74	1	1	—		—		75

Net Income	2,810	(516)	(530)	—	(181)		2,099
Preferred share dividends	136	101	104	—	(104)	O	136
Net income available to common shareholders	2,674	(617)	(634)	—	(77)		1,963
Average common shares (in thousands)	559,822	524,628	524,628		66,687		626,509
Average diluted common shares (in thousands)	563,125	524,628	524,628		67,110		630,235
Earnings Per Share
Basic	4.78	(1.18)	(1.21)				3.13
Diluted	4.75	(1.18)	(1.21)				3.12
Dividends Declared Per Common Share	2.80	0.04	0.04				2.80

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

*

The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 0.9718. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the six months ended March 31, 2011 has been converted from USD to CDN using an average rate of 0.9990.

Bank of Montreal

Pro Forma Condensed Combined Consolidated Income Statement

(unaudited)

For the 6 months ended April 30, 2011

	BMO 6 Months Ended April 30, 2011	M&I 6 Months Ended March 31, 2011	M&I converted to CAD *	Reporting Reclassifications and other adjustments (in $ millions CDN)		Pro forma Adjustments (in $ millions CDN)		Pro forma Income Statement (in $ millions CDN)
	(in $ millions CDN)	(in $ millions USD)	(in $ millions CDN)
Interest, Dividend and Fee Income
Loans	3,839	888	887	—		(187)	L	4,539
Securities	1,231	84	84	—		—		1,315
Other	55	3	3	—		—		58

	5,125	975	974	—		(187)		5,912

Interest Expense
Deposits	1,318	162	162	—		(70)	Q	1,410
Other liabilities	560	95	95	—		—		655

	1,878	257	257	—		(70)		2,065
Net Interest Income	3,247	718	717	—		(117)		3,847
Provision for Credit Losses	393	848	847	—		—	P	1,240

Net Interest Income after Provision for Credit Losses	2,854	(130)	(130)	—		(117)		2,607

Non Interest Revenue

Securities commissions and fees	611	—	—	—		—		611
Deposit and payment service charges	383	63	63	—		—		446
Trading revenues	345	—	—	1	3	—		346
Securities gains (losses), other than trading	80	62	62	—		—		142
Lending fees	287	—	—	—		—		287
Investment Management, custodial revenues and mutual fund revenues	499	147	147	—		—		646
Securitization Revenues	346	—	—	—		—		346
Underwriting and advisory fees	295	—	—	—		—		295
Other	470	170	170	(1)	3	—		639

	3,316	442	442	—		—		3,758
Net Interest Income and Non Interest Revenue	6,170	312	312	—		(117)		6,365
Non-Interest Expense
Employee Compensation	2,341	331	331	—		—		2,672
Premises and Equipment	719	86	86	—		—		805
Travel and Business Development	176	—	—	—		—		176
Amortization of Intangible Assets	92	9	9	—		22	M	123
Professional Fees	229	64	64	—		—		293
Other	512	236	236	—		—		748

	4,069	726	726	—		22		4,817
Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	2,101	(414)	(414)	—		(139)		1,548
Provision for (recovery of) income taxes	489	(190)	(190)	—		(54)	N	245

	1,612	(224)	(224)	—		(85)		1,303
Non-controlling interest in subsidiaries	36	1	1	—		—		37

Net Income	1,576	(225)	(225)	—	(85)		1,266
Preferred share dividends	68	51	51	—	(51)	O	68
Net income available to common shareholders	1,508	(276)	(276)	—	(34)		1,198

Average common shares (in thousands)	568,052	525,660	525,660		66,687		634,739
Average diluted common shares (in thousands)	570,660	525,660	525,660		67,110		637,770
Earnings Per Share
Basic	2.65	(0.52)	(0.52)				1.89
Diluted	2.64	(0.52)	(0.52)				1.88
Dividends Declared Per Common Share	1.40	0.02	0.02				1.40

The accompanying notes should be read in conjunction with the pro forma condensed combined consolidated financial information.

*

The pro forma condensed consolidated balance sheet of M&I has been converted from USD to CDN using an exchange rate of 0.9718. The pro forma condensed consolidated income statement of M&I for the year ended December 31, 2010 has been converted from USD to CDN using an average annual rate of 1.0260. The pro forma condensed consolidated income statement of M&I for the six months ended March 31, 2011 has been converted from USD to CDN using an average rate of 0.9990.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma condensed combined consolidated financial information related to the merger is included for the year ended October 31, 2010, and as at and for the six months ended April 30, 2011. The Proposed Merger is being accounted for under the purchase method of accounting under Canadian GAAP and BMO has been identified as the acquirer. Under Canadian GAAP, the purchase price will be determined based on the average price of BMO common stock prevailing over the 5 day period around the announcement date of the merger.

M&I’s results for the six months ended March 31, 2011 have been included in the unaudited pro forma condensed combined consolidated income statement for the six months ended April 30, 2011. These results have been derived from M&I’s unaudited consolidated statement of income for the three months ended March 31, 2011, M&I’s audited consolidated statement of income for the year ended December 31, 2010 and M&I’s unaudited consolidated statement of income for the nine months ended September 30, 2010. M&I’s results for the year ended December 31, 2010 have been included in the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010.

The unaudited pro forma condensed combined consolidated financial information includes preliminary estimated adjustments to record the assets and liabilities of M&I at their respective estimated fair values and represents management’s estimates based on available information. Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited condensed combined consolidated pro forma financial information. Since the pro forma condensed combined consolidated financial information has been prepared based on preliminary estimates, the final amounts recorded at the date of the Proposed Merger will differ from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after completion of a final analysis to determine the fair values of M&I’s tangible and identifiable intangible assets and liabilities and will be based on the fair value of assets and liabilities on the closing date of the transaction. Actual results will differ from these estimates.

The unaudited pro forma condensed combined consolidated financial information does not reflect any costs savings (or associated costs to achieve such savings) from operating efficiencies or synergies that could result from the merger.

As the parties anticipate that the Proposed Merger will be accounted for using the purchase method of accounting, all acquired loans are recorded at fair value, including adjustments for credit, and no allowance for credit losses is carried over to BMO’s balance sheet.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for the purposes of the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010, and the six months ended April 30, 2011, no adjustments to the historical amount of M&I’s provision for credit losses were assumed. If the adjustments were estimated based on information currently available, there would be a substantial reduction in the provision for credit losses compared with the amounts reported by M&I in its historical results.

Certain amounts in the historical consolidated financial statements of BMO and M&I have been reclassified to conform to the combined entity’s classification.

The unaudited pro forma condensed combined consolidated financial information is presented in this document for illustrative purposes only and does not indicate the results of operations or the combined financial position that would have resulted had the Proposed Merger been completed at the beginning of the applicable period presented, nor the impact of possible business model changes as a result of changes in market conditions which would impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. Additionally, the unaudited pro forma condensed combined financial information is not indicative of the results of operations in future periods or the future financial position of the combined entity.

Note 2—Reporting Reclassifications and Other Adjustments for the Merger

1

Adjustments to reclassify M&I’s trading derivative assets (included in “Securities—Trading” on M&I’s balance sheet), trading derivative liabilities (included in “Other liabilities” on M&I’s balance sheet) and hedging derivatives (included in the same line item as the hedged item on M&I’s balance sheet) to “Derivative Instruments” to conform to BMO’s presentation.

2

Adjustments to reclassify M&I’s federal funds sold and security resale agreements (classified as “Cash and Cash Equivalents” on M&I’s balance sheet) to “Securities—Other” to conform to BMO’s presentation.

3	Adjustments to reclassify M&I’s gains and losses associated with certain trading derivatives in “Other non-interest revenue” to “Trading revenues” to conform with BMO’s presentation.

Note 3 —Preliminary Purchase Price Allocation for the Proposed Merger and Pro Forma Adjustments

BMO will exchange all of the outstanding common shares of M&I for common shares of BMO at the fixed exchange ratio of 0.1257 common shares of M&I per common share of BMO. The preliminary purchase price was computed using M&I’s common shares outstanding March 31, 2011, adjusted for the fixed exchange ratio. The preliminary purchase price reflects the average price of BMO’s common stock prevailing during the 5 day period around the announcement date of the merger.

The allocation of the purchase price will be based on the fair value of the assets acquired and the liabilities assumed at the effective date of the transaction and other information available at that date. The allocation of the purchase price of each asset acquired and liability assumed is not yet finalized and may vary from the amounts below.

The purchase price for the merger is estimated as follows:

M&I Preliminary Purchase Price Allocation
(Dollars in millions, except per share amounts)
M&I Common Shares exchanged (in millions)	531
Exchange Ratio	0.1257

BMO common shares to be issued (in millions)	66.69
Purchase Price per share of BMO common stock (1)	59.32

Total Value of Common Stock and cash exchanged for fractional shares	3,956
Fair Value of M&I Options outstanding converted to BMO Options	10
Estimated Acquisition Related Costs	219
Total Purchase Price	4,185

Preliminary allocation of purchase price
M&I Common stockholders’ equity	4,377
M&I Goodwill and Intangible Assets	(700)
Writeoff of deferred tax liability associated with M&I’s intangible assets	34
Pre tax adjustments to reflect required assets and liabilities at fair value
Securities	3
Pension Liability	5
Deposits	(186)
Loans	(2,867)
Intangible Assets	369
Long term borrowings	4

Pre tax total adjustments	(2,672)

Future Tax Liability	(144)
Future Tax Asset	1,197

After tax adjustments	(1,619)

Fair Value of net assets acquired	2,092
Preliminary Goodwill	2,093

(1)	The value of BMO common shares was arrived at using the average of BMO’s common stock price prevailing during the five day period around the announcement date of the Proposed Merger.

The following pro forma adjustments were made to account for the Proposed Merger in the consolidated pro forma balance sheet and income statement:

A	Adjustments to record M&I’s held to maturity investment portfolio at its estimated fair value, which is carried at amortized cost on M&I’s balance sheet.

B	Adjustment to write off the existing goodwill on M&I’s balance sheet of $593 million, and record the goodwill associated with the acquisition of M&I of $2,093 million.

C	Adjustment to record M&I’s loan portfolio at its estimated fair value which is carried at amortized cost on M&I’s balance sheet.

D	Adjustment to record M&I’s deposits at their estimated fair value which are carried at amortized cost on M&I’s balance sheet.

E	Adjustment to record the value of subordinated debt outstanding at its estimated fair value which is recorded on M&I’s balance sheet at amortized cost.

F

Adjustment to reflect the purchase by a subsidiary of BMO from the U.S. Treasury of the TARP Preferred Stock outstanding as well as the purchase of a warrant to acquire M&I common stock followed by the cancellation of such stock and warrant.

G

Adjustment to eliminate M&I’s historical common stockholders’ equity and reflect BMO’s capitalization of M&I through the issuance of common shares. In addition, an adjustment to eliminate M&I’s existing stock options outstanding and reflect the replacement of the M&I stock options with options to purchase BMO shares.

H

Adjustment to record additional future tax assets approximating $1,197 million as a result of pro forma adjustments to mark assets and liabilities at fair value. The adjustment to Other Liabilities is to record a future tax liability relating to the new intangible assets of $144 million.

I	Adjustment to write down M&I’s intangible assets of $107 million and to record an intangible asset relating to core deposits upon acquisition of $369 million.

J	Adjustment to reflect pension liability associated with M&I’s post-retirement health benefit plan.

K	Adjustment to record liability for acquisition related costs which will be capitalized as part of the purchase price equation.

L	Adjustment to reflect the decrease in interest income resulting from the write down of M&I’s loan portfolio to fair value.

M

Adjustment to reflect the increase in amortization expense associated with the core deposit intangibles identified as part of the business combination over the amortization previously recorded by M&I on their existing intangible assets.

N	Adjustments to reflect the tax impact of the adjustments to interest income from loans, interest expense on deposits and amortization of intangible assets.

O	Adjustment to dividends to reflect the purchase and cancellation of the TARP Preferred Stock.

P

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for the purposes of the unaudited pro forma condensed combined consolidated income statement for the year ended October 31, 2010 and the six months ended April 30, 2011, no adjustments to the historical amount of M&I’s provision for credit losses were assumed. If the adjustments were estimated based on information currently available, there would be a substantial reduction in the provision for credit losses compared with the amounts reported by M&I’s in its historical results.

Q	Adjustment to reflect the reduction in interest expense on deposits resulting from an increase in the estimated fair value of deposits.

Note 4 – Merger Related Charges

In connection with the Proposed Merger, costs to integrate BMO’s and M&I’s operations are estimated to be approximately $540 million. These costs are associated with integrating information systems, renegotiation of supplier contracts, deal fees, and termination of personnel. The integration of the two companies is estimated to continue through 2013. No amount has been accrued for integration charges in the unaudited pro forma condensed combined consolidated income statements. For financial statement reporting purposes, certain merger and acquisition related costs will be capitalized under Canadian GAAP.